    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                STEIN MART, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                   FLORIDA                                      64-046618
(State or Other Jurisdiction of Incorporation)      (I.R.S. Employer Identification No.)

                           1200 RIVERPLACE BOULEVARD
                          JACKSONVILLE, FLORIDA 32207
                                 (904) 346-1500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             JOHN H. WILLIAMS, JR.
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                STEIN MART, INC.
                           1200 RIVERPLACE BOULEVARD
                          JACKSONVILLE, FLORIDA 32207
                                 (904) 346-1500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                    COPY TO:

                LINDA Y. KELSO                               J. PAGE DAVIDSON
              G. RAY DRIVER, JR.                          BASS, BERRY & SIMS PLC
               FOLEY & LARDNER                          2700 FIRST AMERICAN CENTER
               200 LAURA STREET                         NASHVILLE, TENNESSEE 37238
         JACKSONVILLE, FLORIDA 32202                          (615) 742-6200
                (904) 359-2000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------
                                                          PROPOSED       PROPOSED
                                          AMOUNT           MAXIMUM        MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES          TO BE       OFFERING PRICE    AGGREGATE    REGISTRATION
        TO BE REGISTERED               REGISTERED(1)      PER SHARE   OFFERING PRICE     FEE(2)
- ----------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value....    4,025,000 shares      $21.875      $88,046,875    $30,360.99
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) Includes up to 525,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the registrant's Common Stock as reported on The Nasdaq Stock Market's National Market on August 21, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1996

PROSPECTUS

                                3,500,000 SHARES

                              (LOGO) STEIN MART(R)

                                  COMMON STOCK

     The shares of Common Stock of Stein Mart, Inc. ("Stein Mart" or the "Company") offered hereby (the "Offering") are being sold by the selling stockholders named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders and Stock Ownership of Management." The Company will not receive any of the proceeds from the sale of the shares offered hereby. The Company's Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "SMRT." On August 26, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $23.50 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" APPEARING ON PAGES 5 THROUGH 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                                        PRICE TO           UNDERWRITING            SELLING
                                         PUBLIC             DISCOUNT(1)        STOCKHOLDERS(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $200,000 payable by the Selling Stockholders.
(3) One of the Selling Stockholders named herein has granted the Underwriters a 30 day over-allotment option to purchase up to 525,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public
     will be $          , the total Underwriting Discount will be $       , and
     the total Proceeds to Selling Stockholders will be $       . See
     "Underwriting."

                             ---------------------

     The shares of Common Stock are offered subject to receipt and acceptance by the several Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that certificates for the shares of Common Stock
will be available for delivery on or about             , 1996.

                             ---------------------

J.C. Bradford & Co.
             NatWest Securities Limited
                              Wasserstein Perella Securities, Inc.

                                    , 1996

                      Omitted Graphic and Image Material

        The following is a narrative description of graphic and image material contained in the printed version of the prospectus which has been omitted from the version filed electronically.

Inside front cover:

  1.    The heading "Stein Mart - Map of Store Locations."

  2. A map of the Continental United States with dots representing the location of each of the 110 Stein Mart stores as well as dots indicating stores to be completed during the remaining 1996.

Gatefold layout behind inside front cover:

  1. Five pictures (clockwise from the upper left) depicting (i) an interior view of the "Boutique" section of a store, (ii) an interior view of ladies' merchandise, (iii) an exterior view of a store front, (iv) an interior view of ladies' sportswear and (v) an interior view of the "Exterior" department.



        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

        IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

        FOR UNITED KINGDOM PURCHASERS: THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM THE PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. All references in this Prospectus to the "Company" or "Stein Mart" refer to Stein Mart, Inc., a Florida corporation.

                                  THE COMPANY

     Stein Mart is a 110-store retailer offering fashionable, current-season, primarily branded merchandise comparable in quality and presentation to that of traditional department and fine specialty stores at prices typically 25% to 60% below those regularly charged by such stores. The Company's focused assortment of merchandise features moderate to designer brand-name apparel for women, men and children, as well as accessories, gifts, linens, shoes and fragrances. During the last five years, the Company has more than doubled the number of Stein Mart stores from 45 in 15 states at year-end 1991 to 110 in 20 states at August 26, 1996.

     The Company's strategy is to (i) increase the total number of stores by opening new stores in selected markets across the country, (ii) maintain the quality of merchandise, store appearance, merchandise presentation and customer service levels typical of traditional department and fine specialty stores, and
(iii) offer value pricing to its customers through its vendor relationships, tight control over corporate and store expenses and efficient management of inventory.

     Stein Mart opened 20 new stores in 1995, and plans to open 24 new stores in 1996 (of which 11 were open as of August 26, 1996), 25 to 28 in 1997, and approximately 25 to 30 in each of the next several years thereafter. The Company has made substantial investments in information systems, store facilities and management personnel to support its continued expansion. Stores will be added in new metropolitan markets, including those markets with the potential for multiple stores, and in existing markets to capture advertising and management operating efficiencies. The Company locates its stores, which average approximately 38,000 gross square feet, primarily in neighborhood shopping centers, ideally with co-tenants that cater to a similar customer base.

                                  THE OFFERING

Common Stock offered by the
Selling Stockholders..........   3,500,000 shares

Common Stock outstanding
before the Offering...........   22,593,767 shares(1)

Common Stock outstanding after
the Offering..................   22,893,767 shares(2)

Use of proceeds...............   The Company will not receive any proceeds from
                                 the sale of
                                   Common Stock offered hereby.

Nasdaq symbol.................   SMRT
- ---------------

(1) Excludes 2,511,657 shares of Common Stock reserved for issuance upon exercise of options outstanding under the Company's stock option plans at August 26, 1996.
(2) Includes the sale in the Offering by one of the Selling Stockholders of 300,000 shares of Common Stock to be issued upon the exercise of options under the Company's Employee Stock Plan, thereby reducing to 2,211,657 the number of shares of Common Stock reserved for issuance upon exercise of options outstanding under the Company's stock option plans.

                      SUMMARY FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                  FISCAL YEAR ENDED                  SIX MONTHS ENDED(1)
                                     --------------------------------------------    --------------------
                                     DECEMBER 31,    DECEMBER 31,    DECEMBER 30,    JULY 1,     JUNE 29,
                                         1993            1994            1995          1995        1996
                                     ------------    ------------    ------------    --------    --------
                                                                                         (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales...........................   $342,730        $419,220        $496,006      $204,239    $257,917
Income from operations..............     27,920          31,213          30,408         6,925      12,383
Net income..........................     16,682          18,419          17,758         3,968       7,148
Net income per share(2).............   $   0.70        $   0.78        $   0.76      $   0.17    $   0.31
Weighted average shares
  outstanding(2)....................     23,895          23,721          23,454        23,586      23,430
SELECTED OPERATING DATA:
Stores open at end of period........         66              80             100            89         109
Average sales per store
  (000's)(3)(4).....................   $  6,429        $  6,335        $  6,129      $  2,700    $  2,708
Average sales per square foot of
  selling area(4)(5)................   $    205        $    196        $    189      $     83    $     84
Comparable store net sales increase
  (decrease)(6).....................        2.3%            2.4%           (0.7)%        (2.6)%       6.8%

                                                                                    JUNE 29,
                                                                                      1996
                                                                                   -----------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Working capital..................................................................   $  93,933
Total assets.....................................................................     196,406
Long-term debt, less current portion.............................................      28,527
Total stockholders' equity.......................................................     106,647

- ---------------

(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year. See "Risk Factors -- Seasonality and Quarterly Fluctuations."
(2) A three-for-two stock split in the form of a 50% stock dividend was effected on September 10, 1993. Weighted average shares outstanding and net income per share for all periods presented reflect the effect of this stock split.
(3) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months.
(4) The average sales per store and average sales per square foot of selling area decreased from 1992 through 1995, primarily as a result of the Company's store base including a higher proportion of younger stores as a percentage of total stores. The Company's more mature stores historically have produced higher average sales and average sales per square foot than its younger stores. Accordingly, management believes that as stores mature, their average sales and average sales per square foot should increase.
(5) Includes sales and selling area of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas.
(6) Comparable store information for a period reflects stores open throughout that period and for the full prior year. Stores remodeled or relocated continue to be included if no more than 20% additional square footage is added, the store continues to serve the same market, and a same or similar market strategy continues.

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the Common Stock in addition to the other information contained or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

COMPETITIVE NATURE OF THE RETAIL INDUSTRY

     The Company faces intense competition for customers, access to quality merchandise and suitable store locations from traditional department stores, specialty retailers and regional and national off-price retail chains. Many of these competitors are larger and have significantly greater financial and marketing resources than the Company. In addition, many department stores have become more promotional and have reduced their price points, and certain finer department stores and certain of the Company's vendors have opened outlet stores which offer off-price merchandise in competition with the Company. Accordingly, the Company may face periods of intense competition in the future which could have a material adverse effect on its results of operations. See
"Business -- Competition."

EXPANSION STRATEGY

     The Company expects to open a total of 24 new stores in 1996 (of which 11 were open as of August 26, 1996), 25 to 28 in 1997, and approximately 25 to 30 in each of the next several years thereafter. The Company's future operating results will depend to a substantial extent upon its ability to open and operate new stores successfully. Expanding into new markets may present competitive challenges that are different than those currently encountered by the Company in its existing markets. In addition, the Company's ability to open new stores on a timely basis will depend upon a number of factors, including the ability to properly identify and enter new markets, locate suitable store sites, negotiate acceptable lease terms, construct or refurbish sites, hire, train and retain skilled managers and personnel, and other factors, some of which may be beyond the Company's control. There can be no assurance that the Company's new stores will be profitable or achieve sales and profitability levels comparable to the Company's existing stores. Assuming the Company's planned expansion occurs as anticipated, the Company's store base will include an increased proportion of younger stores, which historically have produced lower average sales per store than more mature stores. Expansion within existing markets could adversely affect the financial performance of the Company's existing stores within those markets, negatively affecting comparable store net sales. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General" and "Business -- Expansion Strategy."

     To manage its expansion, the Company will need to evaluate continually the adequacy of its existing systems and procedures, including financial controls, information systems and store management. There can be no assurance that the Company will anticipate all of the changing demands that its expanding operations will impose on its existing infrastructure. The failure of the Company's infrastructure to support its expansion program could adversely affect its future operating results. In addition, the Company currently intends to finance its store expansion program primarily through its operating cash flow. If the Company does not generate sufficient operating cash flow to support its store expansion program or cannot obtain financing on acceptable terms, the Company may not achieve its targets for opening new stores. See "Business -- Expansion Strategy."

SENSITIVITY TO ECONOMIC CONDITIONS; CHANGING CONSUMER PREFERENCES

     The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, particularly in the Southeast and other regions in which the Company derives a significant portion of its net sales, could have a material adverse effect on the Company's results of operations. In addition, the Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of the fashion tastes of its customers and provide merchandise that satisfies customer demand, poor merchandise selection or changes in fashion trends could result in overstocked inventory and/or higher markdowns which could have a material adverse effect on the Company's results of operations. See
"Business -- Merchandising" and "Business -- Competition."

ADEQUATE SOURCES OF MERCHANDISE SUPPLY; VENDOR RELATIONSHIPS

     The Company's business is dependent to a significant degree upon its ability to purchase designer and other brand-name merchandise at prices substantially below normal wholesale. The Company does not have any long-term supply contracts with its vendors. The loss of certain key vendors or the failure to establish and maintain relationships with popular vendors could have an adverse effect on the Company's results of operations. The Company believes it currently has adequate sources of designer and brand-name merchandise; however, there can be no assurance, especially given the Company's expansion plans, that the Company will be able to acquire sufficient quantities and an appropriate mix of such merchandise at acceptable prices.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's business is affected by the seasonal pattern common to most retailers. Historically, its highest net sales and profit levels occur during the fourth quarter, which includes the holiday selling season. During the past three years, approximately 37% of the Company's annual net sales and approximately 64% of its income from operations were generated during the fourth quarter. The Company's operating results depend significantly upon net sales generated during the fourth quarter, and any factor that negatively impacts this selling season could adversely affect the Company's results of operations for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

     The Company's quarterly results of operations also may fluctuate materially depending on, among other things, the timing of new store openings, net sales contributed by new stores, adverse weather conditions, shifts in timing of certain holidays and changes in the Company's merchandise mix. For instance, Thanksgiving Day in 1996 is one week later than in 1995 and 1994 which shortens the 1996 holiday shopping season. Because of these types of factors, the results of operations for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter.

RELIANCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its senior executives, and the loss of the services of any single one of such executives could have a material adverse effect upon the Company. These executives are Jay Stein, Chairman of the Board and Chief Executive Officer, John H. Williams, Jr., President and Chief Operating Officer, Mason Allen, Senior Executive Vice President and Chief Merchandising Officer, Michael D. Fisher, Executive Vice President, Stores, James G. Delfs, Senior Vice President, Finance and Chief Financial Officer, and D. Hunt Hawkins, Senior Vice President, Human Resources. The Company's continued success is also dependent upon its ability to attract and retain qualified employees to meet the Company's needs, especially given the Company's expansion plan.

CONTROLLING STOCKHOLDER

     Following the completion of the Offering, Jay Stein will beneficially own 44.0% of the outstanding Common Stock (41.7% if the Underwriters exercise their over-allotment option). While not holding a majority of the Common Stock, Mr. Stein will retain sufficient voting power to have working control with respect to the election of the Board of Directors of the Company or the outcome of corporate transactions or other matters submitted to the stockholders for approval. See "Principal and Selling Stockholders and Stock Ownership of Management."

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the availability for sale of additional Common Stock beneficially owned by the Company's principal stockholder, Jay Stein. The Selling Stockholders (consisting of the Stein Ventures Limited Partnership and John H. Williams, Jr.), Jay Stein, individually, and the Company have agreed not to sell shares of Common Stock for a period of 180 days following the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of the representatives of the Underwriters. In addition, a charitable foundation (which owns 314,100 shares of Common Stock) over which Mr. Stein has sole voting and investment power as trustee has agreed not to sell shares of Common Stock for a period of 90 days following the effective date of the Registration Statement without the prior written consent of the representatives of the Underwriters. After expiration of such 180 and 90-day periods, respectively, such shares may be sold in accordance with the volume and other limitations of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or sold upon registration under the Securities Act without regard to the volume limitations of Rule 144. The sale of a substantial number of such shares could adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders and Stock Ownership of Management" and "Underwriting."

VOLATILITY OF MARKET PRICE

     From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. In addition to quarterly operating results of the Company, changes in earnings estimates by analysts, general conditions in the economy, the financial markets or the retail industry, or other developments affecting the Company could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market recently has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "SMRT." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market:

                                                                            HIGH     LOW
                                                                           ------   ------
    1994:
    First Quarter........................................................  $20.25   $15.25
    Second Quarter.......................................................   21.50    16.50
    Third Quarter........................................................   18.00    13.25
    Fourth Quarter.......................................................   18.25    12.25
    1995:
    First Quarter........................................................  $15.00   $ 9.25
    Second Quarter.......................................................   13.88     9.88
    Third Quarter........................................................   14.75    10.50
    Fourth Quarter.......................................................   13.13    10.50
    1996:
    First Quarter........................................................  $15.25   $ 8.50
    Second Quarter.......................................................   20.75    14.38
    Third Quarter (through August 26, 1996)..............................   24.75    15.63

     On August 26, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $23.50 per share. On August 23, 1996, there were approximately 1,050 stockholders of record of the Common Stock.

     The Company anticipates that all future earnings will be retained for the development of its business. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions.

                                 CAPITALIZATION

     The following table sets forth the total capitalization of the Company at June 29, 1996. No "as adjusted" column is provided as the Offering will have no effect on the Company's capitalization.

                                                                                JUNE 29, 1996
                                                                            ----------------------
                                                                            (DOLLARS IN THOUSANDS)
                                                                                 (UNAUDITED)
Long-term debt:
  Notes payable to bank...................................................         $ 28,527
Stockholders' equity:
  Preferred Stock, $0.01 par value; 1,000,000 shares authorized, no shares
     outstanding..........................................................               --
  Common Stock, $0.01 par value; 50,000,000 shares authorized, 22,172,171
     shares issued and outstanding(1).....................................              222
  Paid-in capital.........................................................           34,220
  Retained earnings.......................................................           72,205
                                                                                   --------
          Total stockholders' equity......................................          106,647
                                                                                   --------
            Total capitalization..........................................         $135,174
                                                                                   ========

- ---------------

(1) Excludes 2,933,753 shares of Common Stock reserved for issuance upon the exercise of options outstanding under the Company's stock option plans as of June 29, 1996.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

     The following selected financial data for the five years ended December 30, 1995, are derived from the audited financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and which are incorporated herein by reference. The selected financial data as of and for the six months ended July 1, 1995 and June 29, 1996 are derived from unaudited financial statements as of such dates and for such periods, but, in the opinion of management, include all adjustments (consisting of only normal recurring entries) necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 29, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 28, 1996.

                                                       FISCAL YEAR ENDED                               SIX MONTHS ENDED(1)
                            ------------------------------------------------------------------------   --------------------
                            DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   JULY 1,     JUNE 29,
                                1991           1992           1993           1994           1995         1995        1996
                            ------------   ------------   ------------   ------------   ------------   --------    --------
                                                                                                           (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales.................    $225,389       $278,254       $342,730       $419,220       $496,006     $204,239    $257,917
Cost of merchandise
  sold....................     164,879        201,129        247,334        305,672        366,781      152,023     190,234
                              --------       --------       --------       --------       --------     --------    --------
  Gross profit............      60,510         77,125         95,396        113,548        129,225       52,216      67,683
Selling, general and
  administrative
  expenses................      48,392         58,064         71,468         87,397        105,195       48,038      58,919
Other income, net.........       2,881          3,234          3,992          5,062          6,378        2,747       3,619
                              --------       --------       --------       --------       --------     --------    --------
  Income from
    operations............      14,999         22,295         27,920         31,213         30,408        6,925      12,383
Interest expense, net.....       2,238            852            464            744          1,289          420         665
                              --------       --------       --------       --------       --------     --------    --------
Income before income
  taxes...................      12,761         21,443         27,456         30,469         29,119        6,505      11,718
Provision for income
  taxes...................         207          7,522         10,774         12,050         11,361        2,537       4,570
                              --------       --------       --------       --------       --------     --------    --------
Net income................    $ 12,554       $ 13,921       $ 16,682       $ 18,419       $ 17,758     $  3,968    $  7,148
                              ========       ========       ========       ========       ========     ========    ========
Net income per share
  (2).....................          --             --       $   0.70       $   0.78       $   0.76     $   0.17    $   0.31
Pro forma net income
  (3).....................    $  7,942       $ 13,293             --             --             --           --          --
                              ========       ========
Pro forma net income per
  share(2)(3).............    $   0.44       $   0.61             --             --             --           --          --
Weighted average shares
  outstanding (2).........      18,242         21,785         23,895         23,721         23,454       23,586      23,430
SELECTED OPERATING DATA:
Stores open at end of
  period..................          45             51             66             80            100           89         109
Average sales per store
  (000's)(4)(5)...........    $  5,901       $  6,452       $  6,429       $  6,335       $  6,129     $  2,700    $  2,708
Average sales per square
  foot of selling
  area(5)(6)..............    $    186       $    206       $    205       $    196       $    189     $     83    $     84
Comparable store net sales
  increase
  (decrease)(7)...........         4.7%          10.9%           2.3%           2.4%          (0.7)%       (2.6)%       6.8%
BALANCE SHEET DATA (AT
  PERIOD END):
Working capital...........    $ 27,269       $ 35,751       $ 42,489       $ 53,668       $ 63,685     $ 75,093    $ 93,933
Total assets..............      69,884         87,198        116,401        154,039        173,517      158,406     196,406
Long-term debt, less
  current portion.........      11,953              1              1              1              1       21,830      28,527
Total stockholders' equity(8)...31,534         50,176         66,858         85,277        101,436       88,509     106,647

- ---------------

(1) The business of the Company is seasonal, and results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for a full fiscal year. See "Risk Factors -- Seasonality and Quarterly Fluctuations."
(2) A three-for-two stock split in the form of a 50% stock dividend was effected on September 10, 1993. Weighted average shares outstanding and net income per share for all periods presented reflect the effect of this stock split.
(3) From February 1, 1987 until its initial public offering in April 1992, the Company was treated for federal income tax purposes as an S Corporation and elected S Corporation status in all but three states in which it operated during the period. The pro forma information has been computed as if the Company were subject to corporate federal and state income taxes for all periods presented, based on the tax laws in effect during the respective periods.
(4) Average sales per store (including sales from leased shoe and fragrance departments) for each period have been calculated by dividing (a) total sales during such period by (b) the number of stores open at the end of such period, in each case exclusive of stores open for less than 12 months.
(5) The average sales per store and average sales per square foot of selling area decreased from 1992 through 1995, primarily as a result of the Company's store base including a higher proportion of younger stores as a percentage of total stores. The Company's more mature stores historically have produced higher average sales and average sales per square foot than its younger stores. Accordingly, management believes that as stores mature, their average sales and average sales per square foot should increase.
(6) Includes sales and selling area of the leased shoe and fragrance departments. Selling area excludes administrative, receiving and storage areas.
(7) Comparable store information for a period reflects stores open throughout that period and for the full prior year. Stores remodeled or relocated continue to be included if no more than 20% additional square footage is added, the store continues to serve the same market, and a same or similar market strategy continues.
(8) Net of historical stockholder distributions during periods the Company was an S Corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion includes certain forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation, those discussed in "Risk Factors." Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

GENERAL

     The Company experienced significant growth in number of stores and net sales over the three years ended December 30, 1995. During this period, the number of stores increased from 51 to 100, and annual net sales increased from $342.7 million to $496.0 million. However, average sales per square foot of selling area decreased during this period from $205 in 1993 to $189 in 1995 because of the increasing proportion of younger stores as a percentage of total stores. The Company's more mature stores historically have produced higher average sales and average sales per square foot than its younger stores. Accordingly, management believes that as stores mature, their average sales and average sales per square foot should increase. As the Company expands its store base pursuant to its current expansion plan, average sales per store and per square foot may continue to decrease as the proportion of younger stores continues to increase.

     The Company's business is seasonal in nature with the fourth quarter, which includes the holiday selling season, historically accounting for the largest percentage of the Company's net sales and operating income in any given year. During the past three years, the fourth quarter accounted for an average of approximately 37% of the Company's annual net sales and approximately 64% of the Company's income from operations. Accordingly, selling, general and administrative expenses are typically higher as a percent of net sales during the first three quarters of each year.

     In 1995, the Company changed its fiscal year from a calendar year to a 52-53 week fiscal year ending on the Saturday closest to December 31. The change did not have a material effect on the Company's 1995 operating results. The Company's 1996 fiscal year will end on December 28.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of the Company's net sales represented by each line item presented:

                                                                                         SIX MONTHS
                                                     FISCAL YEAR ENDED                      ENDED
                                         ------------------------------------------   ------------------
                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   JULY 1,   JUNE 29,
                                             1993           1994           1995        1995       1996
                                         ------------   ------------   ------------   -------   --------
    Net sales..........................      100.0%         100.0%         100.0%      100.0%     100.0%
    Cost of merchandise sold...........       72.2           72.9           73.9        74.4       73.8
                                             -----          -----          -----       -----      -----
      Gross profit.....................       27.8           27.1           26.1        25.6       26.2
    Selling, general and administrative
      expenses.........................       20.9           20.8           21.2        23.5       22.8
    Other income, net..................        1.2            1.2            1.2         1.3        1.4
                                             -----          -----          -----       -----      -----
      Income from operations...........        8.1            7.5            6.1         3.4        4.8
    Interest expense, net..............        0.1            0.2            0.2         0.2        0.3
                                             -----          -----          -----       -----      -----
    Income before income taxes.........        8.0            7.3            5.9         3.2        4.5
    Net income.........................        4.9%           4.4%           3.6%        1.9%       2.8%

  Six Months Ended June 29, 1996 Compared to Six Months Ended July 1, 1995

     Ten stores were opened and one store was closed during the first six months of 1996 and nine stores were opened during the first six months of 1995, bringing the total number of stores to 109 at June 29, 1996 and 89 at July 1, 1995.

     Net sales for the first six months of 1996 were $257.9 million, a 26.3% increase over net sales of $204.2 million for the first six months of 1995. The 10 stores opened during the first six months of 1996 contributed $13.1 million to net sales, as compared to the $10.1 million contributed to net sales by the nine stores opened during the first six months of 1995. Comparable store net sales for the first six months of 1996 increased by 6.8% compared to the first six months of 1995.

     Gross profit for the first six months of 1996 was $67.7 million, or 26.2% of net sales, compared to $52.2 million, or 25.6% of net sales, for the first six months of 1995. The increase in gross profit as a percentage of net sales resulted primarily from a slight improvement in markup and leveraging of occupancy costs.

     Selling, general and administrative expenses were $58.9 million, or 22.8% of net sales, for the first six months of 1996, and $48.0 million, or 23.5% of net sales, for the first six months of 1995. The $10.9 million increase in selling, general and administrative expenses was primarily due to the additional stores in operation during the first six months of 1996 as compared to the number of stores in operation during the first six months of 1995. The decrease in selling, general and administrative expenses as a percentage of net sales resulted from leveraging of selling, general and administrative expenses. Management does not anticipate the recent legislation increasing the minimum wage will materially affect the Company's payroll expense during the balance of 1996 or in 1997.

     Other income, primarily from in-store leased shoe and fragrance departments, increased to $3.6 million for the first six months of 1996 compared to $2.7 million for the first six months of 1995. The increase resulted from the additional stores in operation during the first six months of 1996 and from the fragrance department, which became a leased operation at the beginning of the second quarter of 1995.

     Interest expense was $665,000 for the first six months of 1996 and $420,000 for the first six months of 1995. The increase in interest expense resulted from increased borrowings for working capital for the additional stores, partially offset by lower interest rates.

     The effective tax rate of 39.0% remained constant for the first six months of both years.

     Net income for the first six months of 1996 was $7.1 million, or $0.31 per share, compared to net income of $4.0 million, or $0.17 per share, for the first six months of 1995.

  Fiscal Year 1995 Compared to Fiscal Year 1994

     Net sales of $496.0 million were achieved in 1995, an increase of $76.8 million, or 18.3%, compared to net sales of $419.2 in 1994. The 20 new stores opened in 1995 contributed $50.4 million to net sales. Comparable store net sales in 1995 decreased by 0.7% from 1994.

     Gross profit for 1995 was $129.2 million, an increase of $15.7 million over the gross profit of $113.5 million for 1994. Gross profit as a percentage of net sales decreased 1.0% to 26.1% from 27.1% in the prior fiscal year. This decrease was primarily the result of increased markdowns reflecting a higher level of promotional activity, notably in the fourth quarter, and a slight increase in occupancy costs as a percentage of net sales due to lower than expected sales.

     Selling, general and administrative expenses were $105.2 million, or 21.2% of net sales, for 1995, as compared to $87.4 million, or 20.8% of net sales, for 1994. The increase in such expenses was primarily due to the additional stores in operation during 1995 as compared to the number of stores in operation in 1994. The increase in selling, general and administrative expenses as a percentage of net sales was due to lower sales productivity. Included in selling, general and administrative expenses were pre-opening expenses (primarily advertising, stocking and training) for the 20 stores opened in 1995 in the amount of $2.3 million and for the 14 stores opened in 1994 in the amount of $1.7 million.

     Other income, primarily from in-store leased shoe and fragrance departments, amounted to $6.4 million in 1995, an increase of $1.3 million over the $5.1 million for 1994. The increase was due to the addition of 20 stores in 1995 and the change during 1995 to operating the fragrance department as a leased department instead of an owned department.

     Interest expense for 1995 was $1,289,000, compared to $744,000 in 1994. This increase was due to a combination of higher interest rates and increased average borrowings.

     The effective tax rate for 1995 was 39.0% as compared to 39.5% for 1994. The lower effective tax rate resulted from federal income tax audit adjustments included in 1994.

     The factors discussed above resulted in net income for 1995 of $17.8 million, a decrease of 3.6% from net income of $18.4 million in 1994.

  Fiscal Year 1994 Compared to Fiscal Year 1993

     Net sales of $419.2 million in 1994 represented an increase of $76.5 million, or 22.3%, over net sales of $342.7 million in 1993. The 14 new stores opened in 1994 contributed $38.7 million to net sales. Comparable store net sales increased 2.4% in 1994 over the prior year.

     Gross profit for 1994 increased to $113.5 million from $95.4 million in 1993. Gross profit as a percentage of net sales decreased to 27.1% in 1994 from 27.8% in 1993. This decrease was primarily the result of an increase in occupancy expense as a percentage of net sales caused by lower than expected sales and certain additional expenses related to the renovation, enlargement and/or relocation of six stores.

     Selling, general and administrative expenses were $87.4 million, or 20.8% of net sales, in 1994, as compared to $71.5 million, or 20.9% of net sales, in 1993. The increase in expense dollars was primarily due to the additional stores in operation during 1994 as compared to the number of stores in operation in 1993. Included in selling, general and administrative expenses were pre-opening expenses for the 14 stores opened in 1994 amounting to $1.7 million and for the 15 stores opened in 1993 amounting to $2.0 million.

     During 1994, other income, primarily from in-store leased shoe departments, amounted to $5.1 million, an increase of $1.1 million over the $4.0 million in 1993.

     As a result of higher interest rates and increased average borrowings, interest expense for 1994 increased to $744,000, as compared to $464,000 in 1993.

     The effective tax rate for 1994 was 39.5% as compared to 39.2% for 1993. The higher effective tax rate reflects an increase in state income taxes due to higher rates, net of the federal tax benefit.

     Net income in 1994 was $18.4 million, an increase of 10.4% over net income of $16.7 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements are to support capital and inventory investments for the opening of new stores, to meet seasonal working capital needs and to maintain and improve existing stores. The Company's capital requirements and working capital needs are funded through a combination of internally generated funds, a bank line of credit and credit terms from vendors. During the course of the Company's seasonal business cycle, working capital is needed to support inventory for existing stores, especially during peak selling seasons. Historically, the Company's working capital needs are lowest in the first quarter and peak in either the third or fourth quarter in anticipation of the fourth quarter selling season.

     Net cash used in operating activities was $28.7 million and $31.4 million during the first six months of 1996 and 1995, respectively. During the first six months of both years, cash was used to acquire inventory for the additional stores in operation and to reduce the net amount of current liabilities.

     Net cash provided by operating activities for 1995 amounted to $9.2 million, compared to $22.9 million for 1994. During both years, cash was used primarily to acquire inventory for new stores.

     During the first six months of 1996 and 1995, cash flow used in investing activities totaled $6.7 million and $6.1 million, respectively, reflecting the acquisition of fixtures, equipment, and leasehold improvements for new stores, information system enhancements and improvements to existing stores. For 1995 and 1994, cash flow used in investing activities amounted to $13.8 million and $11.5 million, respectively, primarily for the acquisition of fixtures, equipment and leasehold improvements for the opening of new stores and for information system enhancements.

     Cash flow provided by financing activities was $26.6 million for the first six months of 1996 and $21.1 million for the first six months of 1995, reflecting net borrowings under the Company's revolving credit agreement to meet seasonal working capital requirements in both periods. Also during the first six months of 1996, cash was used to repurchase 270,000 shares of Common Stock for $2.6 million. Cash flow used in financing activities in 1995 was for the repurchase of 166,500 shares of Common Stock partially offset by proceeds received from the exercise of stock options. There was no effect on cash flow from the line of credit during 1995 or 1994 as the balance due under the credit agreement, pursuant to its terms, remained unchanged at $1,000 at year-end 1995, 1994 and 1993.

     The cost of opening a prototypical new store generally ranges from $450,000 to $650,000 for fixtures, equipment, leasehold improvements and pre-opening expenses (primarily advertising, stocking and training). Pre-opening expenses are expensed in the year of opening. Initial inventory investment for a new store is approximately $1 million (a portion of which is normally financed through vendor credit). New stores typically generate operating profit in the first year of operation. The Company's total capital expenditures for 1996 (including amounts budgeted for new store expansion, improvements to existing stores and information system enhancements) are anticipated to be approximately $15.0 million. Through the six months ended June 29, 1996, capital expenditures were $6.7 million.

     The Company may borrow up to $40 million under its current revolving credit agreement, and an additional $10 million seasonal line of credit is available each year from March 15 through June 30 and from September 15 through December
31. Due to the seasonal nature of the Company's business, bank borrowings fluctuate during the year, typically reaching their highest levels during the third or fourth quarters as the Company builds its inventory for the holiday selling season. The outstanding loan balance at June 29, 1996 was $28.5 million. At December 30, 1995, the loan balance was reduced to $1,000, the minimum balance required to avoid termination of the loan agreement. The Company had cash and cash equivalents of $15.1 million at December 30, 1995 and $6.3 million at June 29, 1996.

     The Company believes that expected net cash provided by operating activities, bank borrowings and vendor credit will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements.

INFLATION

     Inflation affects the costs incurred by the Company in the purchase of merchandise, the leasing of its stores, and in certain components of its selling, general and administrative expenses. The Company has offset the effects of inflation through the control of expenses during the past three years. However, there can be no assurance that inflation will not have a material effect on the Company's operations in the future.

                                    BUSINESS

     Stein Mart is a 110-store retail chain offering fashionable, current-season, primarily branded merchandise comparable in quality and presentation to that of traditional department and fine specialty stores at prices typically 25% to 60% below those regularly charged by such stores. The Company's focused assortment of merchandise features moderate to designer brand-name apparel for women, men and children, as well as accessories, gifts, linens, shoes and fragrances. Stein Mart operated a single store in Greenville, Mississippi from the early 1900's until 1977, when it began its expansion program. During the last five years, the Company has more than doubled the number of Stein Mart stores from 45 in 15 states at year-end 1991 to 110 in 20 states at August 26, 1996. The Company's stores, which average approximately 38,000 gross square feet, are located primarily in neighborhood shopping centers in metropolitan areas. The Company's principal executive offices are located at 1200 Riverplace Boulevard, Jacksonville, Florida 32207 and its telephone number is (904) 346-1500.

EXPANSION STRATEGY

     The Company's expansion strategy is to add stores in new markets, including those markets with the potential for multiple stores, and in existing markets to capture advertising and management efficiencies. The Company has opened 11 stores in 1996 and expects to open 13 new stores during the remainder of 1996, 25 to 28 in 1997 and approximately 25 to 30 in each of the next several years thereafter. See "Risk Factors -- Expansion Strategy."

     The Company targets metropolitan statistical areas with populations of 125,000 or more for new store expansion. In determining where to locate new stores, the Company evaluates detailed demographic information, including, among other factors, data relating to income, education levels, age, occupation, the availability of prime real estate locations, existing and potential competitors, and the number of Stein Mart stores that a market can support. As a result of processing only 10% of its merchandise through its distribution center, the Company is not constrained geographically or by the capacity limits of a central facility. This allows management to concentrate on the best real estate opportunities in targeted markets.

     The Company refurbishes existing retail locations or occupies newly constructed stores, which typically are anchor stores in new or existing shopping centers situated near upscale residential areas, ideally with co-tenants that cater to a similar customer base. The Company's ability to negotiate favorable leases and to construct attractive stores with a relatively low investment provides a significant cost advantage over traditional department and fine specialty stores.

BUSINESS STRATEGY

     The Company's business strategy is to (i) maintain the quality of merchandise, store appearance, merchandise presentation and customer service levels typical of traditional department and fine specialty stores and (ii) offer value pricing to its customers through its vendor relationships, tight control over corporate and store expenses and efficient management of inventory. The principal elements of the Company's business strategy are as follows:

          Timely, Consistent, Upscale Merchandise. The Company purchases upscale, branded merchandise primarily through preplanned buying programs similar to those used by traditional department and fine specialty stores. These preplanned buying programs enable the Company to offer fashionable, current-season assortments on a consistent basis.

          Appealing Store Appearance and Merchandise Presentation. The Company creates an ambiance in its stores similar to that of upscale retailers through attractive in-store layout and signage. Merchandise is displayed in lifestyle groupings to encourage multiple purchases.

          Emphasis on Customer Service. Customer service is fundamental to Stein Mart's objective of building customer loyalty. Management believes that the Company offers customer service superior to off-price retailers and more comparable to traditional department and fine specialty stores.

          Value Pricing through Vendor Relationships. In negotiating with Stein Mart, vendors do not build into their pricing structure anticipated returns or markdown and advertising allowances which are typical in the department store industry. Stein Mart passes these savings on to its customers through prices which are typically 25% to 60% below those regularly charged by traditional department and fine specialty stores.

          Efficient Inventory Handling. Stein Mart does not rely on a large distribution center or warehousing facility. Rather, it primarily utilizes drop shipments by common carriers from its vendors directly to its stores. This system enables the Company to receive merchandise at each store on a more timely basis and to save the time and expense of handling merchandise twice, which is typical of a traditional distribution center structure.

          Operating Efficiencies. Management believes that there will be opportunities to create additional operating efficiencies as the Company continues to add stores in new and existing markets.

MERCHANDISING

     Stein Mart's focused assortment of merchandise features moderate to designer brand-name apparel for women, men and children, as well as accessories, gifts, linens, shoes and fragrances. Branded merchandise is complemented by a limited private label program that enhances the Company's presentation of current fashion trends and provides key items in complete size ranges and assortments.

     Management believes that Stein Mart differentiates itself from typical off-price retailers by offering (i) a higher percentage of current-season merchandise carried by traditional department and fine specialty stores at moderate to better price levels, (ii) a stronger merchandising "statement," consistently offering more depth of color and size in individual stockkeeping units, and (iii) a merchandise presentation more comparable to traditional department and fine specialty stores.

     The Company identifies and responds to the latest fashion trends. Within each major merchandise category, the Company offers a focused assortment of the best-selling department and fine specialty store items. Stein Mart's merchandise selection is driven primarily by its own merchandising plans which are based on management's assessment of fashion trends and market conditions. This strategy distinguishes Stein Mart from traditional off-price retailers who achieve cost savings by responding to unplanned buying opportunities. The Company's merchandise is typically priced at levels 25% to 60% below regular prices at these stores, therefore offering distinct value to the Stein Mart customer.

     The following reflects the percentage of the Company's revenues by major merchandise category for the periods indicated:

                                                                                        SIX MONTHS
                                                     FISCAL YEAR ENDED                     ENDED
                                         ------------------------------------------   ------------------
                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   JULY 1,   JUNE 29,
                                             1993           1994           1995        1995       1996
                                         ------------   ------------   ------------   -------   --------
    Ladies' and Boutique apparel.......        33%            33%            35%         37%        38%
    Ladies' accessories................        11             10             11          10         11
    Men's and young men's..............        22             21             20          19         19
    Gifts and linens...................        18             19             18          17         16
    Shoes (leased department)..........         9              9              8          10          9
    Children's.........................         6              6              6           5          5
    Other..............................         1              2              2           2          2
                                              ---            ---            ---         ---        ---
                                              100%           100%           100%        100%       100%
                                              ===            ===            ===         ===        ===

     Ladies' apparel, the Company's largest contributor of revenues, consists of distinctive presentations of dresses, sportswear and other apparel in ladies', petites, juniors and women's sizes at moderate to upper-moderate prices. Stein Mart's distinctive Boutique is a key element of the Company's merchandising strategy to attract more fashion-conscious customers. The Boutique, a store-within-a-store department, carries better to designer ladies' apparel and offers the presentation and service levels of a fine specialty boutique. Each Stein Mart store has its own Boutique, staffed generally by women employed on a part-time basis who are civically and socially prominent in the community. The Boutique highlights the Company's strategy of offering upscale merchandise, presentation and customer service at value prices.

     The Company's typical store layout emphasizes ladies' accessories as the fashion focus at the front of the store. The key merchandise in this department is fashion-oriented, brand-name, designer and private label jewelry, as well as scarves, hosiery, leather goods, bath products and fragrances.

     Men's and young men's areas together provide the second largest contribution to revenues. Menswear consists of sportswear, suits, sportcoats, slacks, dress furnishings and a Big and Tall assortment. The Company believes that its merchandise presentation is particularly strong in men's dress furnishings, including branded and private label neckwear and dress shirts.

     In 1995, the Company changed the merchandise mix of its traditional junior girls and young men's departments. This department, named "Exterior," presents a more contemporary fashion-forward attitude designed to appeal to all ages.

     Stein Mart's gifts and linens departments consist primarily of a broad assortment of fashion-oriented gifts (rather than basic items) for the home and a wide range of table, bath and bed linens and, in some stores, decorative fabrics. The presentation in this distinctive department emphasizes fashion, lifestyle and seasonal themes and includes the full range of merchandise available in a typical department store. The strength of this category has been the consistent presentation with a higher percentage mix of better goods.

     Stein Mart's children's department offers a range of apparel for infants and children.

     The Company's shoe department is a leased department operated in individual stores by one of two shoe retailers. The merchandise in this department is presented in a manner consistent with the Company's overall presentation in other departments, stressing fashionable, current-season footwear at value prices. This department offers a variety of men's and women's casual and dress shoes, which complement the range of apparel available in other departments. Shoe department leases provide for the Company to be paid the greater of an annual base rent or a percentage of sales. Almost all of the leases currently pay on the percentage of sales basis.

     In 1995, the Company began leasing its fragrance department to a third-party operator. The operating agreement requires the third-party operator to pay the Company the greater of an annual base amount or a percentage of sales.

STORE APPEARANCE

     Stein Mart's stores are designed to reflect the upscale ambiance and appearance of traditional department and fine specialty stores through attractive layout, displays and in-store signage. The prototypical store is approximately 36,000 gross square feet with convenient check-out and customer service areas and attractive, individual dressing rooms. The Company seeks to create excitement in its stores through the continual flow of brand-name merchandise, sales promotions, store layout, merchandise presentation, and the quality, value and depth of its merchandise assortment.

     The Company displays merchandise in lifestyle groupings of apparel and accessories. Management believes that the lifestyle grouping concept strengthens the fashion image of its merchandise and enables the customer to locate desired merchandise in a manner that encourages multiple purchases.

CUSTOMER SERVICE

     Customer service is fundamental to Stein Mart's objective of building customer loyalty. The Company's stores offer most of the same services typically found in traditional department and fine specialty stores such as menswear alterations and a liberal merchandise return policy. Each store is staffed to provide a number of sales associates to properly attend to customer needs. Stein Mart also offers a distinctive customer service through its Agenda program for career women. This program provides the services of an in-store personal shopper who maintains a record of customers' sizes and style preferences so that merchandise can be pre-selected for shopping by appointment.

     The Company's training program for sales associates and cashiers emphasizes attentiveness, courtesy and the effective use of selling techniques. The Company reinforces its training program by employing an independent shopping service to monitor the associates' success in implementing the principles taught in sales training. Associates who are highly rated by the shopping service receive both formal recognition and cash awards. Management believes this program emphasizes the importance of customer service necessary to create customer loyalty.

VENDOR RELATIONSHIPS AND BUYING

     Stein Mart buys from over 3,500 vendors. Many of these are considered key vendors, with whom the Company enjoys longstanding working relationships that create a continuity of preplanned buying opportunities for upscale, current-season merchandise. Most of the Company's vendors are based in the United States, which generally reduces the time necessary to purchase and obtain shipments and allows the Company to react to merchandise trends in a timely fashion. The Company does not have long-term or exclusive contracts with any particular vendor. In 1995, less than 2% of Stein Mart's purchases were from any single vendor.

     The Company employs several purchasing strategies to provide its customers with a consistent selection of quality, fashionable merchandise at value prices:
(i) Stein Mart commits to its purchases from vendors well in advance of the selling season, in the same manner as department stores, unlike typical off-price retailers who rely heavily on buys of close-out merchandise or overruns; (ii) the Company's information systems enable it to acquire merchandise and track sales information on a store-by-store basis, allowing its buying staff to respond quickly to customer buying trends; and (iii) an in-house merchandise development department works with buyers and brand-name vendors to ensure that the merchandise assortments offered are unique, fashionable, color-forward and of high quality.

     Stein Mart negotiates favorable prices from its vendors by not requiring advertising and markdown allowances or return privileges that are typical in the department store industry, resulting in savings that the Company passes along to its customers in the form of prices that are typically 25% to 60% below those regularly charged by traditional department and fine specialty stores.

     The Company's buying staff is headed by the Chief Merchandising Officer, who is supported by four Vice Presidents -- General Merchandise Managers, seven Divisional Merchandising Managers and 29 buyers. In addition to base salary, the buying staff receives incentive compensation for achieving certain sales goals within their areas of responsibility. Historically, the Company has had very low turnover within its buying staff, enabling it to capitalize on an experienced, respected group of buyers capable of maintaining and enhancing the Company's vendor relationships.

INFORMATION SYSTEMS

     The Company's information systems provide daily financial and merchandising information that is used by management to make timely and effective purchasing and pricing decisions and for inventory control.

     The Company's inventory control system enables it to achieve economies of scale from bulk purchases while at the same time ordering and tracking separate drop shipments by store. Store inventory levels are regularly monitored and adjusted as sales trends dictate. The inventory control system provides information that enhances management's ability to make informed buying decisions and accommodate unexpected increases or decreases in demand for a particular item. The Company uses bar codes and bar code scanners as part of an integrated inventory management and check-out system in its stores.

     The Company is in the process of phasing in an upgraded merchandise planning and allocation system, which will enable the Company to better utilize individual store data. The Company expects the system to be operational by the end of fiscal 1996. When fully operational, merchandise buyers will use the system to customize their merchandise assortments at the individual store and department level, based on selected criteria, such as a store's selling patterns, geography and merchandise color preferences. The ability to customize individual store assortments presents the Company with new opportunities to effectively manage inventory, capitalize on sales trends and reduce markdowns.

     The Company is also implementing a computerized time management system in 1996 which will assist management in scheduling store associates' hours based on an individual store's own customer traffic patterns and necessary tasks. This improvement should maximize customer service levels and enhance efficiency.

STORE OPERATIONS

     The Company has six Vice Presidents -- Regional Directors of Stores, each overseeing between 6 and 14 stores, who report to the Executive Vice President, Stores. Two of the Vice Presidents have District Directors of Stores reporting to them, who are each responsible for overseeing 9 to 12 stores. Each Vice President's and District Director's compensation includes an incentive component based on overall performance. Each Stein Mart store is managed by a general manager who reports directly to a Vice President or a District Director. Store general managers are responsible for individual store operations, including hiring, motivating and supervising sales associates; receiving and effectively presenting merchandise; and implementing price change determinations made by the Company's buying staff. Store general managers receive incentive compensation based upon operating results in several key areas, including increases in store sales. In addition to the store general manager and two assistant store managers, each Stein Mart store employs an average of 60 persons as department managers, sales associates, cashiers and in other positions.

     Stein Mart stores typically are open 11 hours per day, six days a week, and on Sunday afternoons. The store hours are extended during the holiday selling season.

ADVERTISING AND SALES PROMOTION

     The Company's advertising strategy stresses the offering of upscale, branded merchandise at significant savings. The Company generally allocates the majority of its advertising budget to newspaper advertising, employing a combination of image, price-and-item and sales event approaches. Stein Mart's per-store advertising expense is reduced by spreading its advertising over multiple stores in a single market. Management believes the Company also enjoys substantial word-of-mouth advertising benefits from its customer base.

     During 1995, the Company tested a new image campaign in national print media. The results from a subsequent market survey indicated an increased recognition of the Stein Mart name. As a result, although newspaper will continue to be the dominant advertising media, some emphasis will shift to national and regional magazines and local radio.

STORE AND CORPORATE FACILITIES

     The Company leases all of its store locations and therefore has been able to grow without incurring indebtedness to acquire real estate. Management believes that the Company has earned a reputation as an "anchor tenant," which, along with its established operating history, has enabled it to negotiate favorable lease terms. Most of the leases provide for minimum rents, as well as percentage rents that are based on sales in excess of predetermined levels.

     The table below reflects (i) the number of the Company's leases (as of December 30, 1995) that will expire each year if the Company does not exercise any of its renewal options, and (ii) the number of the Company's leases that will expire each year if the Company exercises all of its renewal options (assuming the lease is not otherwise terminated by either party pursuant to any other provision).

                                                               NUMBER OF LEASES     NUMBER OF LEASES
                                                              EXPIRING EACH YEAR   EXPIRING EACH YEAR
                                                                IF NO RENEWALS      IF ALL RENEWALS
                                                                  EXERCISED            EXERCISED
                                                              ------------------   ------------------
1996........................................................           1                    0
1997........................................................           2                    0
1998........................................................           6                    0
1999........................................................           8                    0
2000........................................................           7                    0
2001-2005...................................................          43                    6
2006-2010...................................................          30                   17
2011-2029...................................................           1                   75

     The Company has made consistent capital commitments to maintain and improve existing store facilities. During 1995, approximately $3.2 million was spent to upgrade computer equipment, fixtures, equipment and leasehold improvements in stores opened prior to 1995.

     The Company leases approximately 46,600 gross square feet of office space for its corporate headquarters in Jacksonville, Florida. The Company also leases a 56,000 square foot distribution center in Jacksonville for the purpose of processing a limited amount of merchandise (approximately 10%).

     The Company continually evaluates underperforming stores and may choose to close selected underperforming stores. In accordance with this policy, the Company closed its Denver, Colorado store in May, 1992, but opened a new store at a different location in Denver in March, 1996, and closed its Plantation, Florida store in February, 1996.

COMPETITION

     Management believes that the Company occupies a market niche closer to traditional department stores than typical off-price retail chains. The Company faces competition for customers and for access to quality merchandise from traditional department stores, fine specialty stores and, to a lesser degree, from off-price retail chains. Many of these competitors are units of large national or regional chains that have substantially greater resources than the Company. The retail apparel industry is highly fragmented and competitive, and the off-price retail business may become even more competitive in the future.

     The principal competitive factors in the retail apparel industry are the assortment, presentation and quality of merchandise, price, customer service, vendor relations and store location. Management believes that the Company is well-positioned to compete on the basis of each of these factors.

EMPLOYEES

     At August 17, 1996, the Company's work force consisted of approximately 6,500 employees (4,300 40-hour equivalent employees). The number of employees fluctuates based on the particular selling season, peaking during the holiday selling season.

TRADEMARKS

     The Company owns the federally registered trademark Stein Mart(R), together with a number of other marks used in conjunction with its private label merchandise program. Stein Mart primarily sells branded merchandise. However, in certain classifications of merchandise, the Company uses several private label programs to provide additional availability of items. Management believes that its trademarks are important but, with the exception of Stein Mart(R), not critical to the Company's merchandising strategy.

LEGAL PROCEEDINGS

     The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company:

                 NAME                AGE                            POSITION
    -------------------------------  ----  -----------------------------------------------------------
    Jay Stein......................   50   Chairman of the Board and Chief Executive Officer
    John H. Williams, Jr...........   58   President, Chief Operating Officer and Director
    Mason Allen....................   52   Senior Executive Vice President, Chief Merchandising
                                             Officer and Director
    Michael D. Fisher..............   48   Executive Vice President, Stores
    James G. Delfs.................   50   Senior Vice President, Finance and Chief Financial Officer
    D. Hunt Hawkins................   37   Senior Vice President, Human Resources
    Robert D. Davis................   64   Director
    Albert Ernest, Jr..............   66   Director
    Mitchell W. Legler.............   53   Director
    James H. Winston...............   62   Director

     MR. STEIN has been with Stein Mart since 1967, serving as a director since 1968 and as President from 1979 until 1990. He assumed the position of Chairman in 1989. Mr. Stein is also a director of American Heritage Life Insurance Co. and Barnett Bank of Jacksonville, N.A., both based in Jacksonville, Florida, and Promus Hotel Corporation based in Memphis, Tennessee.

     MR. WILLIAMS joined Stein Mart in 1980 and was appointed President in 1990. Mr. Williams has been a director of the Company since 1984 and is also a director of SunTrust Bank, North Florida, N.A.

     MR. ALLEN joined Stein Mart in 1986 as Executive Vice President and General Merchandise Manager and was promoted to Senior Executive Vice President and Chief Merchandising Officer in 1990. Mr. Allen was elected to the Company's Board of Directors in June 1991.

     MR. FISHER joined the Company in August 1993 as Executive Vice President, Stores. From 1988 to 1993, Mr. Fisher was Senior Vice President of Stores for Millers Outpost, Inc., a California based chain of apparel stores.

     MR. DELFS joined the Company in May 1995 as Senior Vice President, Finance and Chief Financial Officer. From 1993 to 1994 he was Vice President, Chief Financial Officer for Helzberg's Diamond Shops, Inc., a chain of jewelry stores, and from 1988 to 1992 he was Vice President, Chief Financial Officer for Abercrombie & Fitch, Inc., a division of The Limited, Inc.

     MR. HAWKINS joined the Company in February 1994 as Senior Vice President, Human Resources. From 1984 to 1994 he was employed by Genesco, Inc., a publicly-held apparel and footwear manufacturer, in various human resources positions, most recently as Director of Employee Relations.

     MR. DAVIS is Chairman of D.D.I., Inc., Jacksonville, Florida, a family-owned investment firm. He is a director of Winn-Dixie Stores, Inc., a publicly-held retail supermarket chain. He served as Chairman of Winn-Dixie Stores, Inc. from 1983 to 1988 and Vice Chairman from 1988 to 1990. Mr. Davis also is a director of American Heritage Life Investment Corporation, Florida Rock Industries, Inc., a publicly-held construction materials company, and First Union Corporation, a bank holding company headquartered in Charlotte, North Carolina. He was elected to the Company's Board of Directors in August 1992.

     MR. ERNEST is Managing Partner of Albert Ernest Enterprises, a consulting and investment partnership. He served as President and Chief Operating Officer of Barnett Banks, Inc. from 1988 until 1991, and as Vice

Chairman from 1984 to 1988. Mr. Ernest is also a director of Florida Rock Industries, Inc., Florida Rock Industries' affiliate, FRP Properties, Inc., a transportation and real estate company, The Emerald Fund, a bank directed mutual fund group, Wickes Lumber Company and Regency Realty Corporation. He was elected to the Company's Board of Directors in June 1991.

     MR. LEGLER is the sole shareholder of Mitchell W. Legler, P.A., general counsel to the Company. He was a senior partner in the law firm of Commander Legler Werber Dawes Sadler & Howell, from 1976 until its merger with Foley & Lardner in 1991 and a partner in that firm until 1995. Mr. Legler was elected to the Company's Board of Directors in June 1991.

     MR. WINSTON has served as Chairman of LMPC, a real estate investment firm based in Jacksonville, Florida, since 1979, and as President of Omega Insurance Company, Citadel Life & Health Insurance Company and Wellington Investments since 1983. Mr. Winston is a director of Barnett Bank of Jacksonville, N.A., FRP Properties, Inc. and Winston Hotels. Mr. Winston was elected to the Company's Board of Directors in June 1991.

                       PRINCIPAL AND SELLING STOCKHOLDERS
                       AND STOCK OWNERSHIP OF MANAGEMENT

     The shares of Common Stock offered hereby are being sold by (a) the Stein Ventures Limited Partnership (the "Stein Partnership"), a limited partnership 100% controlled by Jay Stein, the Chairman of the Board and Chief Executive Officer of the Company, and the limited partners of which consist of Mr. Stein and his wife, and (b) John H. Williams, Jr., President and Chief Operating Officer (the "Selling Stockholders"). The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock as of the date of this Prospectus by (i) the Selling Stockholders, (ii) each person known by the Company to beneficially own more than 5% thereof, (iii) each director and executive officer, and (iv) all directors and executive officers of the Company as a group.

                                  SHARES BENEFICIALLY OWNED                   SHARES BENEFICIALLY OWNED
                                     BEFORE THE OFFERING                        AFTER THE OFFERING(1)
                                  --------------------------                  --------------------------
                                  NUMBER OF                    SHARES BEING   NUMBER OF
              NAME                SHARES(2)          PERCENT     OFFERED      SHARES(2)          PERCENT
- --------------------------------  ----------         -------   ------------   ----------         -------
Jay Stein(3)(4)(5)..............  13,270,709(6)        58.7%     3,200,000    10,070,709(6)        44.0%
John H. Williams, Jr.(4)(5).....     446,500(7)(8)      1.9        300,000       146,500(7)(8)     *
Mason Allen(4)(5)...............      20,900(9)(10)       *             --        20,900(9)(10)       *
Michael D. Fisher(4)............      10,400(11)          *             --        10,400(11)          *
James G. Delfs(4)...............          --(12)         --             --            --(12)         --
D. Hunt Hawkins(4)..............          --(13)         --             --            --(13)         --
Robert D. Davis(5)..............      78,960(14)(15)      *             --        78,960(14)(15)      *
Albert Ernest, Jr.(5)...........      12,960(14)          *             --        12,960(14)          *
Mitchell W. Legler(5)...........       9,960(14)(16)      *             --         9,960(14)(16)      *
James H. Winston(5).............      12,960(14)(17)      *             --        12,960(14)(17)      *
All directors and executive
  officers as a group (10
  persons)......................  13,863,349           60.1%     3,500,000    10,363,349           44.9%

- ---------------

   * Where percentage is not indicated, amount is less than 1.0% of the outstanding Common Stock.
 (1) The Stein Partnership, which is 100% controlled by Mr. Stein and which is one of the Selling Stockholders, has granted the Underwriters an option to purchase up to 525,000 additional shares of Common Stock. If such option is exercised in full, upon consummation of the Offering, Jay Stein would be deemed to beneficially own 9,545,709 shares (41.7%) and all directors and executive officers as a group would be deemed to beneficially own 9,838,349 shares (42.6%).
 (2) Excludes shares subject to options that are not exercisable within 60 days of the date of this Prospectus held by all individuals listed on the table other than Mr. Stein, who holds no options. Shares of Common Stock underlying options that are exercisable within 60 days are deemed to be outstanding for the purpose of computing the outstanding Common Stock owned by the particular person and by all executive officers and directors as a group, but are not deemed outstanding for any other purpose.
 (3) The business address of Jay Stein is 1200 Riverplace Boulevard, Jacksonville, Florida 32207.
 (4) Executive officer.
 (5) Director.
 (6) Consists of 12,956,609 shares held by the Stein Partnership and 314,100 shares held by the Jay and Cynthia Stein Foundation Trust, over which Mr. Stein has sole voting and dispositive power as trustee, of which 3,200,000 shares will be sold in the Offering.
 (7) Includes 443,500 shares subject to presently exercisable options, of which 300,000 will be exercised and sold in the Offering.
 (8) Excludes 331,500 shares subject to options that will become exercisable in 1997.
 (9) Includes 20,000 shares subject to presently exercisable options. Excludes 150 shares held by Mr. Allen's wife in an Individual Retirement Account
(10) Excludes 102,000 shares subject to options that will become exercisable in 1997.
(11) Includes 9,900 shares subject to presently exercisable options. Excludes 50,100 shares subject to options which will become exercisable between 1997 and 2000.
(12) Excludes 25,000 shares subject to options which will become exercisable between 1998 and 2000.
(13) Excludes 30,000 shares subject to options which will become exercisable between 1997 and 2000.

(14) Includes 3,960 shares subject to presently exercisable options.
(15) Mr. Davis has shared voting and investment power over 52,500 shares in his capacity as a member of the investment committee of the corporation that owns the shares. In addition, he holds sole voting and investment power over 22,500 shares held by a revocable trust of which he is the trustee and beneficiary.
(16) Includes 6,000 shares held by Mr. Legler and his wife as tenants by the entirety.
(17) Includes 6,450 shares owned through corporations of which Mr. Winston is the sole stockholder.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below, acting through J.C. Bradford & Co., NatWest Securities Limited ("NatWest") and Wasserstein Perella Securities, Inc., as representatives of the several underwriters (the "Representatives"), have agreed, severally, to purchase from the Selling Stockholders, the number of shares of Common Stock set forth below opposite their respective names.

                                                                                    NUMBER OF
                               NAME OF UNDERWRITER                                   SHARES
- ----------------------------------------------------------------------------------  ---------
J.C. Bradford & Co. ..............................................................
NatWest Securities Limited........................................................
Wasserstein Perella Securities, Inc. .............................................

                                                                                    ---------
          Total...................................................................  3,500,000
                                                                                    =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $       per share. The Underwriters may allow
and such dealers may reallow a concession not in excess of $       per share to
certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

     The offering of the shares of Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares.

     The Stein Partnership has granted to the Underwriters an option, exercisable no later than 30 days from the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock to cover over-allotments. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total and the Stein Partnership will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market makers' average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     NatWest, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, provided that NatWest Securities Corporation, an affiliate of NatWest and a United States broker-dealer, may be a selling broker with respect to the shares of Common Stock, acting as agent for purchasers within the United States. The Underwriting Agreement does not limit the sale of the shares of Common Stock offered hereby outside of the United States.

     NatWest has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act of 1986 (the "1986 Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the 1986 Act, (ii) it has complied and will comply with all applicable provisions of the 1986 Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the 1986 Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Company, the Selling Stockholders, Jay Stein and the Jay and Cynthia Stein Foundation Trust have agreed that they will not, without the prior written consent of the Representatives, issue, sell, transfer, assign or otherwise dispose of any shares of the Common Stock or options, warrants, or rights to acquire Common Stock owned by them prior to the expiration of 180 days from the date of this Prospectus (90 days in the case of the Jay and Cynthia Stein Foundation Trust).

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including liabilities under the Securities Act, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Foley & Lardner, Jacksonville, Florida. Certain legal matters relating to the sale of the Common Stock will be passed upon for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 30, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10007. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3, including amendments thereto, relating to the Common Stock offered hereby. This Prospectus, which is part of such Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected and copied in the manner and at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the year ended December 30, 1995, including portions of the Company's 1995 Annual Report to Shareholders and the Company's definitive proxy statement for its 1996 annual meeting of stockholders to the extent specifically incorporated by reference therein.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1996 and June 29, 1996.

          3. The Company's Registration Statement on Form 8-A filed with the Commission on March 13, 1992.

     Each document filed by the Company with the Commission subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed incorporated document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated by reference in this Prospectus and not delivered with this Prospectus or any preliminary prospectus distributed in connection with the Offering of the Common Stock, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Susan Datz Edelman, the Company's Director of Stockholder Relations, 1200 Riverplace Boulevard, Jacksonville, Florida 32207 (telephone: (904) 346-1506).

                      Omitted Graphic and Image Material


Inside back cover:

        1. Two separate pictures depicting (i) an external view of one Stein Mart store front, (ii) an interior view of the gifts department.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................    8
Price Range of Common Stock and
  Dividend Policy.....................    8
Capitalization........................    9
Selected Financial and Operating
  Data................................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   16
Management............................   23
Principal and Selling Stockholders and
  Stock Ownership of Management.......   25
Underwriting..........................   27
Legal Matters.........................   28
Experts...............................   28
Available Information.................   29
Incorporation of Certain Documents by
  Reference...........................   29

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                3,500,000 SHARES

                               (LOGO) STEIN MART

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------



                              J.C. BRADFORD&CO.
                          NATWEST SECURITIES LIMITED

                             WASSERSTEIN PERELLA
                               SECURITIES, INC.
                                                , 1996





             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting discounts and commissions) payable in connection with the issuance and distribution of the securities registered hereby. All of such expenses will be borne by the Selling Stockholders although certain of such expenses may be advanced by the Company, subject to repayment by the Selling Stockholders.

Securities and Exchange Commission registration fee.............................  $ 30,360.99
NASD filing fee.................................................................     9,304.69
Printing and engraving..........................................................    50,000.00
Accountants' fees and expenses..................................................    40,000.00
Blue sky fees and expenses......................................................    10,000.00
Counsel fees and expenses.......................................................    50,000.00
Transfer Agent's fees...........................................................     1,000.00
Miscellaneous...................................................................     9,334.32
                                                                                   ----------
          Total.................................................................  $200,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     Article X of the registrant's Bylaws provides that the registrant shall indemnify directors to the fullest extent now or hereafter permitted by the Florida Act. In addition, the registrant has entered into Indemnification Agreements with its directors in which the registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act. Such Indemnification Agreements entitle directors who also serve as officers of the registrant to indemnification for liabilities arising out of their services as officers as well as directors.

     The registrant has a standard policy of directors' and officers' liability insurance covering directors and officers of the corporation with respect to liabilities incurred as a result of their service in such capacities.

ITEM 16.  EXHIBITS.

       1.  --  Form of Underwriting Agreement
     *4A.  --  Provisions defining rights of holders of Common Stock of the Registrant are contained in the Articles of Incorporation and Bylaws of the Registrant filed as
               Exhibits 2, 3A and 3B of Registration Statement No. 33-46322
     *4B.  --  Form of stock certificate for Common Stock
       5.  --  Opinion of Foley & Lardner as to the legality of the securities to be issued
     23A.  --  Consent of Foley & Lardner (included in Opinion filed as Exhibit 5)
     23B.  --  Consent of Price Waterhouse LLP
      24.  --  Power of Attorney (included on the signature page of this Registration Statement)

- ---------------

* Filed as exhibit to Registration Statement No. 33-46322 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on August 27, 1996.

                                          STEIN MART, INC.

                                          By         /s/  JAY STEIN
                                            ------------------------------------
                                                         Jay Stein,
                                              Chairman of the Board and Chief
                                                      Executive Officer

                           SPECIAL POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Jay Stein, John H. Williams, James G. Delfs and Clayton E. Roberson, Jr., and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all Registration Statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 TITLE                           DATE
- ---------------------------------------------  -------------------------------        ----------------

              /s/  JAY STEIN                   Chairman of the Board and Chief        August 27, 1996
- ---------------------------------------------     Executive Officer
                  Jay Stein

        /s/  JOHN H. WILLIAMS JR.              President, Chief Operating             August 27, 1996
- ---------------------------------------------    Officer and Director
            John H. Williams, Jr.

             /s/  MASON ALLEN                  Director                               August 27, 1996
- ---------------------------------------------
                 Mason Allen

            /s/  JAMES G. DELFS                Senior Vice President, Finance         August 27, 1996
- ---------------------------------------------    and Chief Financial Officer
               James G. Delfs

         /s/  CLAYTON E. ROBERSON, JR.         Vice President, Controller             August 27, 1996
- ---------------------------------------------
          Clayton E. Roberson, Jr.

              /s/  ROBERT D. DAVIS             Director                               August 27, 1996
- ---------------------------------------------
               Robert D. Davis

                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  -------------------------------  ----------------
          /s/  ALBERT ERNEST, JR.              Director                         August 27, 1996
- ---------------------------------------------
             Albert Ernest, Jr.

                                               Director
- ---------------------------------------------
             Mitchell W. Legler

                                               Director
- ---------------------------------------------
              James H. Winston

                                 EXHIBIT INDEX

                                                                                        SEQUENTIAL
                                                                                         PAGE NO.
                                                                                        ----------
  1.  --   Form of Underwriting Agreement.............................................
*4A.  --   Provisions defining rights of holders of Common Stock of the Registrant are contained in the Articles of Incorporation and Bylaws of the Registrant
           filed as Exhibits 2, 3A and 3B of Registration Statement No. 33-46322......
*4B.  --   Form of stock certificate for Common Stock.................................
  5.  --   Opinion of Foley & Lardner as to the legality of the securities to be issued.....................................................................
23A.  --   Consent of Foley & Lardner (included in Opinion filed as Exhibit 5)........
23B.  --   Consent of Price Waterhouse LLP............................................
 24.  --   Power of Attorney (included on the Signature Page of this Registration
           Statement).................................................................

- ---------------

* Filed as exhibit to Registration Statement No. 33-46322 and incorporated herein by reference.